Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-237052

June 23, 2020

Pricing Term Sheet

Exxon Mobil Corporation

€1,500,000,000 0.142% Notes due 2024 (the “2024 Fixed Rate Notes”)

€1,000,000,000 0.524% Notes due 2028 (the “2028 Fixed Rate Notes”)

€1,000,000,000 0.835% Notes due 2032 (the “2032 Fixed Rate Notes”)

€1,000,000,000 1.408% Notes due 2039 (the “2039 Fixed Rate Notes”)

Issuer:	Exxon Mobil Corporation (the “Company”)

Security:	Senior unsecured fixed rate notes

Principal Amount:	€1,500,000,000 of 2024 Fixed Rate Notes €1,000,000,000 of 2028 Fixed Rate Notes €1,000,000,000 of 2032 Fixed Rate Notes €1,000,000,000 of 2039 Fixed Rate Notes

Maturity Date:	June 26, 2024 for the 2024 Fixed Rate Notes June 26, 2028 for the 2028 Fixed Rate Notes June 26, 2032 for the 2032 Fixed Rate Notes June 26, 2039 for the 2039 Fixed Rate Notes

Coupon (Interest Rate):	0.142% per annum for the 2024 Fixed Rate Notes 0.524% per annum for the 2028 Fixed Rate Notes 0.835% per annum for the 2032 Fixed Rate Notes 1.408% per annum for the 2039 Fixed Rate Notes

Interest Payment Dates:	Annually each June 26, commencing June 26, 2021, for the 2024 Fixed Rate Notes, the 2028 Fixed Rate Notes, the 2032 Fixed Rate Notes and the 2039 Fixed Rate Notes.

Price to Public:	100.000% for the 2024 Fixed Rate Notes 100.000% for the 2028 Fixed Rate Notes 100.000% for the 2032 Fixed Rate Notes 100.000% for the 2039 Fixed Rate Notes

Mid Swaps Yield:	-0.358% for the 2024 Fixed Rate Notes -0.226% for the 2028 Fixed Rate Notes -0.065% for the 2032 Fixed Rate Notes 0.108% for the 2039 Fixed Rate Notes

Spread to Mid-Swaps:

+50.000 basis points for the 2024 Fixed Rate Notes

+75.000 basis points for the 2028 Fixed Rate Notes

+90.000 basis points for the 2032 Fixed Rate Notes

+130.000 basis points for the 2039 Fixed Rate Notes

Yield to Maturity:	0.142% for the 2024 Fixed Rate Notes 0.524% for the 2028 Fixed Rate Notes 0.835% for the 2032 Fixed Rate Notes 1.408% for the 2039 Fixed Rate Notes

Benchmark Bund:

OBL 0.000% due April 5, 2024 for the 2024 Fixed Rate Notes

DBR 0.500% due February 15, 2028 for the 2028 Fixed Rate Notes

DBR 0.000% due February 15, 2030 for the 2032 Fixed Rate Notes

DBR 0.000% due May 15, 2035 for the 2039 Fixed Rate Notes

Benchmark Bund Price and Yield:	102.580%; -0.672% for the 2024 Fixed Rate Notes 108.350%; -0.566% for the 2028 Fixed Rate Notes 104.310%; -0.437% for the 2032 Fixed Rate Notes 102.920%; -0.193% for the 2039 Fixed Rate Notes

Spread to Benchmark Bund:

+81.400 basis points for the 2024 Fixed Rate Notes

+109.000 basis points for the 2028 Fixed Rate Notes

+127.200 basis points for the 2032 Fixed Rate Notes

+160.100 basis points for the 2039 Fixed Rate Notes

Make-Whole Call:	All or a portion of: (i) the 2024 Fixed Rate Notes will be redeemable at any time prior to May 26, 2024 (one month prior to the maturity date of the 2024 Fixed Rate Notes), (ii) all or a portion of the 2028 Fixed Rate Notes will be redeemable at any time prior to March 26, 2028 (three months prior to the maturity date of the 2028 Fixed Rate Notes), (iii) all or a portion of the 2032 Fixed Rate Notes will be redeemable at any time prior to March 26, 2032 (three months prior to the maturity date of the 2032 Fixed Rate Notes) and (iv) all or a portion of the 2039 Fixed Rate Notes will be redeemable at any time prior to December 26, 2038 (six months prior to the maturity date of the 2039 Fixed Rate Notes), in each case, at a redemption price equal to the greater of (x) 100% of the principal amount of the applicable Notes then outstanding to be redeemed or (y) the sum of the present values of the remaining scheduled payments of principal and interest (excluding accrued and unpaid interest to, but excluding, the date of redemption) on the applicable Notes to be redeemed discounted to their present value as of the date of redemption on an annual basis (ACTUAL/ ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate plus (i) 15 basis points, in the case of the 2024 Fixed Rate Notes, (ii) 20 basis points, in the case of the 2028 Fixed Rate Notes, (iii) 20 basis points, in the case of the 2032 Fixed Rate Notes, or (iv) 25 basis points, in the case of the 2039 Fixed Rate Notes, plus, in each case, accrued and unpaid interest to, but excluding, the date of redemption

Par Call:

At any time on and after May 26, 2024 (one month prior to the maturity date of the 2024 Fixed Rate Notes), the Company may redeem the 2024 Fixed Rate Notes, in whole or in part, at 100% of the aggregate principal amount of 2024 Fixed Rate Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption

At any time on and after March 26, 2028 (three months prior to the maturity date of the 2028 Fixed Rate Notes), the Company may redeem the 2028 Fixed Rate Notes, in whole or in part, at 100% of the aggregate principal amount of 2028 Fixed Rate Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption

At any time on and after March 26, 2032 (three months prior to the maturity date of the 2032 Fixed Rate Notes), the Company may redeem the 2032 Fixed Rate Notes, in whole or in part, at 100% of the aggregate principal amount of 2032 Fixed Rate Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption

At any time on and after December 26, 2038 (six months prior to the maturity date of the 2039 Fixed Rate Notes), the Company may redeem the 2039 Fixed Rate Notes, in whole or in part, at 100% of the aggregate principal amount of 2039 Fixed Rate Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the date of redemption

Trade Date:	June 23, 2020

Settlement Date:	June 26, 2020 (T+3)*

Denominations:	€100,000 and integral multiples of €1,000 in excess thereof

CUSIP/ISIN:

U30276 AC0/XS2196322155 for the 2024 Fixed Rate Notes

U30276 AF3 /XS2196322312 for the 2028 Fixed Rate Notes

U30276 AE6 /XS2196322403 for the 2032 Fixed Rate Notes

U30276 AD8 /XS2196324011 for the 2039 Fixed Rate Notes

Delivery:	Euroclear Bank SA/NV / Clearstream Banking, S.A.

Listing/Trading:	Application will be made to list each series of the Notes on the New York Stock Exchange or another recognized securities exchange. There can be no assurance that the Notes will be so listed by the time the Notes are delivered to the purchasers or that the listing will be granted or maintained.

Anticipated Ratings:	Aa1 (Moody’s Investors Service, Inc.) AA (Standard & Poor’s Ratings Services)

Joint Book-Running Managers:	Barclays Bank PLC Deutsche Bank AG, London Branch HSBC Bank plc Société Générale BNP Paribas Citigroup Global Markets Limited J.P. Morgan Securities plc Merrill Lynch International

Co-Managers:

Banca IMI S.p.A.

Banco Santander, S.A.

Crédit Agricole Corporate and Investment Bank

Goldman Sachs & Co. LLC

Loop Capital Markets LLC

Mizuho International plc

Morgan Stanley & Co. International plc

RBC Europe Limited

SMBC Nikko Capital Markets Limited

Scotiabank Europe plc

Siebert Williams Shank & Co., LLC

The Standard Bank of South Africa Limited

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

*

We expect to deliver the Notes against payment for the Notes on the third business day following the Trade Date (“T+3”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes on the date hereof or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify alternative settlement arrangements to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes during the period described above should consult their own advisors.

The Company has filed a registration statement (including a preliminary prospectus supplement and an accompanying prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents that the Company has filed with the SEC, including the preliminary prospectus supplement, for more complete information about the Company and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus supplement and the accompanying prospectus if you request it by contacting: Barclays Bank PLC. at 1-888-603-5847; Deutsche Bank AG, London Branch at 1-800-503-4611, HSBC Bank plc at 1-866-811-8049 and Société Générale at 1-855-881-2108.

The Notes described in this Pricing Term Sheet are not intended to be offered or sold to and should not be offered or sold to any retail investor in the European Economic Area (“EEA”) or in the United Kingdom. For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of MiFID II or (ii) a customer within the meaning of Directive (EU) 2016/97 (as amended or superseded, the “Insurance Distribution Directive”), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II. No key information document required by Regulation (EU) No 1286/2014 (as amended, the “PRIIPs Regulation”) for offering or selling the Notes described in this Pricing Term Sheet or otherwise making them available to retail investors in the EEA or in the United Kingdom has been prepared. Offering or selling the Notes described in this Pricing Term Sheet or otherwise making them available to any retail investor in the EEA or in the United Kingdom may be unlawful.

Solely for the purposes of the product approval process of each of the manufacturers, the target market assessment in respect of the Notes described in this Pricing Term Sheet has led to the conclusion that: (i) the target market for such Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of such Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending such Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of such Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

This Pricing Term Sheet is only being distributed to and is only directed at persons who (i) are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) of the United Kingdom (the “Order”), (ii) are high net worth entities or other persons falling within Article 49(2)(a) to (d) of the Order, (iii) are outside the United Kingdom or (iv) are persons to whom it would otherwise be lawful to distribute it (all such persons together being referred to as “relevant persons”). The Notes are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Notes will be engaged in only with, relevant persons. This Pricing Term Sheet should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this Pricing Term Sheet. The Notes are not being offered to the public in the United Kingdom. Relevant stabilization regulations including FCA/ICMA will apply.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another email system.